Itaú Unibanco Holding S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: October 2012

On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury”(“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.
In this context, we wish to inform that during October 2012, Itaú Unibanco acquired 800,000 preferred shares, the average acquisition price for which was R$ 29.11 (maximum price of R$ 29.57 and minimum of R$ 28.61).

4.
Considering the said acquisition, it should be kept in mind that up to end of October 2012, we had already acquired 4,300,000 preferred shares at the average price of R$ 28.45 a shown in the following table.

	2012	Transaction	Trading Volume	Prices – R$ per Share
				Minimum	Average	Maximum
Preferred Shares	May	Purchase	3,500,000	26.91	28.30	29.00
	October		800,000	28.61	29.11	29.57

We would point out that these acquisitions relate to the share buy-back program, effective until November 5, 2012, approved by the Board of Directors, authorizing the acquisition of up to 9 million of common shares and 56.7 million in preferred shares.

5.
We would also inform that as from November 5, 2012 a new share buy-back program will begin and terminate on November 4, 2013, the limit for which shall be increased to 100 million shares, being 13.7 million common shares and 86.3 million preferred shares.

6.	We would remind readers that historical data is available in the organization’s Investor Relations site (www.itau-unibanco.com/ir).

São Paulo-SP, November 1st, 2012.

ALFREDO EGYDIO SETUBAL Investor Relations Officer